UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PREFERRED APARTMENT COMMUNITIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74039L103
(CUSIP Number)

Williams Realty Fund I, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
Attention:  General Counsel
770-818-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74039L103

1	Names of Reporting Persons	Williams Realty Fund I, LLC
	I.R.S. Identification Nos. of above persons (entities only)	20-2305207

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
WC, OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Georgia

Number of	7	Sole Voting Power	690,000
Shares Bene-
ficially Owned	8	Shared Voting Power	— 0 —
by Each
Reporting	9	Sole Dispositive Power	690,000
Person With
	10	Shared Dispositive Power	— 0 —

11	Aggregate Amount Beneficially Owned by Each Reporting Person	690,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	☐

13	Percent of Class Represented by Amount in Row (11)	13.70%

14	Type of Reporting Person (See Instructions)	OO

Item 1.       Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Preferred Apartment Communities, Inc., a Maryland corporation (“PAC”).  The principal executive offices of PAC are located at 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

Item 2.       Identity and Background

(a) – (c), (f)     This Schedule 13D is being filed by Williams Realty Fund I, LLC (the “Reporting Person”), a limited liability company organized under the laws of the State of Georgia, and a private, closed-end real estate development program.  The address of the principal business and principal office of the Reporting Person is 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds of Other Consideration

The Reporting Person used $400,000 from its working capital received from operations towards the purchase of the shares of Common Stock.  In addition, the Reporting Person used proceeds from a $6.5 million loan received from Williams Opportunity Fund, LLC on April 1, 2011, as evidenced by a promissory note (the “Promissory Note”), towards the purchase of the shares of Common Stock.  The Promissory Note accrues interest at a rate of 4.25% per annum.  The entire principal balance of the Promissory Note, together with all accrued and unpaid interest thereon is due on April 29, 2011.  As security for the payment and performance of all of the Reporting Person’s obligations under the Promissory Note, on April 1, 2011, the Reporting Person entered into a pledge agreement with Williams Opportunity Fund, LLC, pursuant to which the Reporting Person pledged to Williams Opportunity Fund, LLC all of its membership interests in Oxford Summit Partners, LLC, a Georgia limited liability company, and all proceeds from the sale of the pledged membership interests pursuant to a contract of purchase and sale that the Reporting Person entered into with the Issuer on September 29, 2010 to sell to the Issuer its entire interest in Oxford Summit Partners, LLC.  This sale is expected to be completed by April 29, 2011.  The Reporting Person intends to use the funds from this sale to pay Williams Opportunity Fund, LLC the amounts due under the Promissory Note.

Item 4.       Purpose of Transaction

The Reporting Person purchased the shares of Common Stock for investment purposes. The investment committee of the Reporting Person intends to review its holdings in PAC on a continuing basis depending upon, among other things, current and anticipated future trading prices for PAC’s securities, the financial condition, results of operations and prospects of PAC and its businesses, general economic, market and industry conditions, and the Reporting Person’s overall strategic objectives and financial condition.  The investment committee of the Reporting Person is comprised of five members including, John A. Williams, President, Chief Executive Officer and a director of the Issuer, Leonard A. Silverstein, Executive Vice President, General Counsel, Secretary and a director of the Issuer, John A. Williams’ son, John A. Williams, Jr., and two independent members. The investment committee will control the voting and investment power of the Reporting Person’s shares of the Issuer’s Common Stock.

Item 5.       Interest in Securities of the Issuer

(a) – (b) As of April 11, 2011, the Reporting Person beneficially owns and has the sole voting and disposition power with respect to 690,000 shares of Common Stock of PAC, which represents approximately 13.70% of PAC’s Common Stock, based on 5,036,666 shares of Common Stock outstanding as of April 5, 2011, as reported by the Issuer.

(c)           Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in Common Stock of PAC in the past sixty days.

(d)           The investment committee of the Reporting Person will determine whether the dividends received from the Issuer will be reinvested, credited ratably to the capital accounts of the members of the Reporting Person, or distributed ratably to the members of the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Promissory Note.  The description of the Promissory Note in Item 3 above is incorporated herein by reference.  This description of the Promissory Note is qualified in its entirety by reference to the full text of the Promissory Note, a copy of which is filed as Exhibit 1 hereto.

Pledge Agreement.  As security for the payment and performance of all of the Reporting Person’s obligations under the Promissory Note, on April 1, 2011, the Reporting Person entered into a Pledge Agreement (the “Pledge Agreement”) with Williams Opportunity Fund, LLC and pledged, granted, hypothecated, transferred, and assigned to Williams Opportunity Fund, LLC a security interest in and a continuing lien on all the Reporting Person’s membership interests in Oxford Summit Partners, LLC and granted to Williams Opportunity Fund, LLC a security interest in the membership interests.  This description of the Pledge Agreement is qualified in its entirety by reference to the full text of the Pledge Agreement, a copy of which is filed as Exhibit 2 hereto.

Beneficial Ownership by Other Affiliates of the Issuer.  Williams Opportunity Fund, LLC owns 1,000,000 shares of Common Stock of the Issuer, or 19.85% of the issued and outstanding shares of Common Stock of the Issuer as of April 5, 2011.  In addition, NELL Partners, Inc. owns 36,666 shares of Common Stock of the Issuer, or 0.73% of the issued and outstanding shares of Common Stock of the Issuer as of April 5, 2011.  John A. Williams, the President, Chief Executive Officer and a director of the Issuer, and Leonard A. Silverstein, the Executive Vice President, General Counsel, Secretary and a director of the Issuer, share joint voting and investment power of the shares held by NELL Partners, Inc.  John A. Williams’ spouse also owns 25,000 shares of Common Stock of the Issuer, or 0.50% of the issued and outstanding shares of Common Stock of the Issuer as of April 5, 2011.  The Reporting Person, Williams Opportunity Fund, LLC, NELL Partners, Inc. and John A. Williams’ spouse collectively own 34.78% of the Common Stock of the Issuer.  However, the Reporting Person disclaims that it is a member of a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, including Williams Opportunity Fund, LLC, NELL Partners, Inc. and John A. Williams’ spouse.  In addition, the Reporting Person disclaims beneficial ownership with respect to the shares of Common Stock of the Issuer held by Williams Opportunity Fund, LLC, NELL Partners, Inc. and John A. Williams’ spouse.

Item 7.	Material to be filed as Exhibits

1.  Promissory Note, dated April 1, 2011, given by Williams Realty Fund I, LLC to Williams Opportunity Fund, LLC.

2.  Pledge Agreement, dated April 1, 2011, made by Williams Realty Fund I, LLC in favor of Williams Opportunity Fund, LLC.

 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2011

WILLIAMS REALTY FUND I, LLC,

By:	Williams Realty Fund Manager I, LLC,
its Manager

By:	Williams Realty Advisors, LLC,
its Manager

	By:	/s/ Leonard A. Silverstein
Leonard A. Silverstein
General Counsel